UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

William A. Pope

c/o SunChase Investments LLC

5665 N. Scottsdale Road, Suite 135

Scottsdale, Arizona 85250

480-398-2626

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,624,370
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,624,370
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,624,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons SunChase Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,325,335
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,325,335
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,325,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons William A. Pope
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,325,335 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,325,335 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,325,335 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Issuer”), owned by SunChase Investments LLC (“SunChase”) is also attributable to Mr. Pope as the sole member responsible for directing management of SunChase and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,577,798
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,577,798
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,577,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,577,798 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,577,798 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,577,798 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of Common Stock of the Issuer owned by Verde Investments, Inc. (“Verde”) is also attributable to Mr. Garcia as the sole shareholder and director of Verde and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed jointly by Mr. Moreno, SunChase, Mr. Pope, Verde and Mr. Garcia (together, the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Issuer’s Common Stock, pursuant to their Joint Filing Agreement dated as of July 26, 2023 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2023, as subsequently amended on August 31, 2023 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The responses to Item 5 hereof are incorporated herein by reference.

On August 31, 2023, Mr. Moreno purchased 346,873 shares of Common Stock in open market transactions for an aggregate purchase price of $592,426.43, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On August 31, 2023, Verde purchased 377,146 shares of Common Stock in open market transactions for an aggregate purchase price of $546,484.55, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 1, 2023, Mr. Moreno purchased 303,127 shares of Common Stock in open market transactions for an aggregate purchase price of $458,247.89, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 5, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $697,415.74, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 5, 2023, Verde purchased 791,095 shares of Common Stock in open market transactions for an aggregate purchase price of $1,096,694.99, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 6, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $715,573.16, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 6, 2023, Verde purchased 430,731 shares of Common Stock in open market transactions for an aggregate purchase price of $612,930.22, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 14, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $381,101.11, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 15, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $385,701.77, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 18, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $373,458.48, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 19, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $367,977.90, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 19, 2023, Verde purchased 128,719 shares of Common Stock in open market transactions for an aggregate purchase price of $185,741.52, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 20, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $373,081.37, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 20, 2023, Verde purchased 478,449 shares of Common Stock in open market transactions for an aggregate purchase price of $711,933.11, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 21, 2023, Verde purchased 261,260 shares of Common Stock in open market transactions for an aggregate purchase price of $392,856.66, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On September 26, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $756,977.09, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their shares of Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons intend to engage in discussions with senior management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons may engage in discussions with senior management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties regarding maximizing shareholder value, including any extraordinary corporate transaction (including, but not limited to, a merger, recapitalization, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

(c)

The transactions effected by the Reporting Persons in respect of the Issuer’s Common Stock since the most recent filing of the Reporting Persons on Original Schedule 13D are set forth on the following table. All purchases provided below were made by the Reporting Persons in open market transactions at prevailing markets prices.

Arturo R. Moreno

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	8/31/2023	250,000	$367,801.92	$1.46	$1.44 - $1.48
Purchase of Common Stock on Open Market	8/31/2023	96,873	$224,624.51	$1.42	$1.415 - $1.45
Purchase of Common Stock on Open Market	9/1/2023	303,127	$458,247.89	$1.50	$1.48 - $1.51
Purchase of Common Stock on Open Market	9/5/2023	500,000	$697,415.74	$1.38	$1.35 - $1.395
Purchase of Common Stock on Open Market	9/6/2023	300,000	$421,712.03	$1.39	$1.365 - $1.405
Purchase of Common Stock on Open Market	9/6/2023	200,000	$293,861.13	$1.46	$1.445 - $1.47
Purchase of Common Stock on Open Market	9/14/2023	250,000	$381,101.11	$1.51	$1.49 - $1.52
Purchase of Common Stock on Open Market	9/15/2023	250,000	$385,701.77	$1.53	$1.505 - $1.535
Purchase of Common Stock on Open Market	9/18/2023	250,000	$373,458.48	$1.48	$1.45 - $1.49
Purchase of Common Stock on Open Market	9/19/2023	250,000	$367,977.90	$1.46	$1.44 - $1.475
Purchase of Common Stock on Open Market	9/20/2023	250,000	$373,081.37	$1.48	$1.45 - $1.515
Purchase of Common Stock on Open Market	9/26/2023	250,000	$374,841.19	$1.49	$1.475 - $1.50
Purchase of Common Stock on Open Market	9/26/2023	250,000	$382,135.90	$1.50	$1.49 - $1.515

Verde Investments, Inc.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	8/31/2023	377,146	$546,484.55	$1.444	$1.405 - $1.45
Purchase of Common Stock on Open Market	9/5/2023	791,095	$1,096,694.99	$1.3813	$1.345 - $1.41
Purchase of Common Stock on Open Market	9/6/2023	430,731	$612,930.22	$1.418	$1.35 - $1.45
Purchase of Common Stock on Open Market	9/19/2023	128,719	$185,741.52	$1.438	$1.41 - $1.45
Purchase of Common Stock on Open Market	9/20/2023	478,449	$711,933.11	$1.483	$1.445 - $1.50
Purchase of Common Stock on Open Market	9/21/2023	261,260	$392,856.66	$1.4987	$1.485 - $1.50

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

VerCap LP (an affiliated entity of Mr. Garcia) holds $31,662,147.75 in aggregate principal amount of the Issuer’s First Lien Loan due August 23, 2026, pursuant to the terms of the Credit Agreement dated as of August 23, 2019, and as amended June 12, 2023, by and among the Issuer and the parties thereto.

Verde holds $25,250,000 in aggregate principal amount of the 2028 Notes.

Verde holds $14,670,000 in aggregate principal amount of the Issuer’s 7.50% Senior Notes due June 1, 2029, pursuant to the terms of that Indenture dated as of June 1, 2021, by and among the Issuer and the parties thereto.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2023	VERDE INVESTMENTS, INC.

	By:	/s/ Ernest C. Garcia II
	Name:	Ernest C. Garcia II
	Title:	President and Chief Executive Officer

ERNEST C. GARCIA II

	By:	/s/ Ernest C. Garcia II
	Name:	Ernest C. Garcia II

ARTURO R. MORENO

	By:	/s/ Arturo R. Moreno
	Name:	Arturo R. Moreno

SUNCHASE INVESTMENTS LLC

	By:	/s/ William A. Pope
	Name:	William A. Pope
	Title:	President

WILLIAM A. POPE

	By:	/s/ William A. Pope
	Name:	William Pope